Long Mall Internet Technology Company Limited 龙品云购互联网科技有限公司

March 4, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Blaise Rhodes

Adam Phippen

Nicholas Lamparski

Mara Ransom

Re:	Long Mall Internet Technology Co. Ltd.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 11, 2021

File No. 333-250105

Ladies and Gentlemen,

Long Mall Internet Technology Company Limited (the “Company”) hereby furnishes the following correspondence in connection with the Company’s filing today of Amendment No.3 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated February 17, 2021 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment No. 3 to Registration Statement on Form S-1 filed February 19, 2021.

Business of the Company, page 21

1.	We note your discussion of your relationship with vendors in Note 2 to your unaudited financial statements for the three months ended September 30, 2020. Please revise to identify them. If they are your principal suppliers, please also disclose the role they play in your sale of fast-moving consumer goods and fresh produce provided to your customers and what you are purchasing from these vendors. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response to Comment 1:

As requested, we have disclosed the names of our major suppliers and information regarding our relationship with them at page 22 of the prospectus.

General

2.	Please update your financial statements to include your results for the quarter ended December 31, 2020. Revise your registration statement where appropriate to discuss these results. Refer to Rule 8-08 of Regulation S-X.

Response to Comment 2:

The Amendment contains the Company's financial statements for the six months periods ended December 31, 2020 and 2019, as well as related disclosure throughout.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Zhao Wenjing
Zhao Wenjing
Chief Executive Officer